Exhibit 99.1

Ninetowns Wins Open Bid From The PRC Inspections Administration

Monday August 29, 4:00 pm ET

BEIJING, Aug. 29 /Xinhua-PRNewswire/ -- Ninetowns Digital World Trade Holdings Limited (Nasdaq: NINE - News; the "Company") announced today that it has been selected by the State Administration for Quality Supervision and Inspection and Quarantine of the People's Republic of China (the "PRC Inspections Administration") as the winning bidder in connection with the PRC Inspections Administration's request for proposals for the development of a software product that has certain basic functionalities similar to those of the Company's existing software products iDeclare and iProcess. In connection with such project, the PRC Inspections Administration is expected to pay a one-time fee of RMB3.3 million (approximately US$400,000) to purchase the rights to the software product to be developed by the Company. The Company expects to recognize 100% of this development contract revenue in 2005. However, this payment is not expected to include any maintenance service fees which could be charged to users of the software after the software has been launched in the market. The launch is expected to occur towards the end of 2005. As previously discussed, the Company believes the PRC Inspections Administration may distribute the software products that the Company will develop in such project free-of-charge to end-users.

Mr. Shuang Wang, Chief Executive Officer, stated, "Although the policy change from the PRC Inspections Administration will adversely impact our results of operations in the short-term, we believe the change may have certain positive long-term impacts on the overall market for our products and services, such as potentially accelerating e-filing market penetration. Since we will be the sole developer of the PRC Inspections Administration's e-filing software which we expect to be used widely in the market, we intend to explore opportunities to further broaden our potential customer base. We believe that as more users become aware of electronic processing and as the overall market becomes more educated, we may have increasing opportunities to sell premium services. In addition, we intend to continue our efforts to leverage our strong brand name and our broad client base, as well as to diversify our business in order to achieve our goal of becoming an international trade service provider in making the entire import/export process more efficient and effective for both enterprises and trade-related government agencies."

Mr. Tommy Fork, Chief Financial Officer, commented, "Although we are very pleased to have been selected by the PRC Inspections Administration, we remain cautious in our outlook and re-iterate our prior guidance. For the full year ending December 31, 2005, the Company estimates that its total net revenues will be in the range of US$26.5 million to US$30.5 million, operating margin will be in the range of 52% to 58% and diluted earnings per share/ADS will be in the range of US$0.44 to US$0.50, based on a diluted share count of 36 million shares/ADSs. As for the quarter ending September 30, 2005, the Company expects that its total net revenues will be in the range of US$7.1 million to US$7.4 million, net income will be in the range of US$3.8 million to US$4.3 million and diluted earnings per share will be in the range of US$0.11 to US$0.12, based on a diluted share count of 35.6 million shares/ADSs."

In order to provide investors the opportunity to communicate with the Company regarding these recent developments, a conference call has been scheduled for 8:30 p.m. in Beijing on Tuesday, August 30, 2005. This will be 8:30 a.m. on Tuesday, August 30, 2005 in New York. During the call, time will be set-aside for analysts and interested investors to ask questions of the Company's management team.

The call may be accessed by dialing +1-201-689-8560. A replay of the call will be available immediately following the call through 11:59 a.m. on September 6, 2005 in Beijing (11:59 p.m. in New York on September 5, 2005) by telephone at +1-201-612-7415. The account number to access the call replay is 3055 and the conference ID number is 166693. A live webcast of the conference call will be available on Ninetowns' website at http://www.ninetowns.com/english.

About Ninetowns Digital World Trade Holdings Limited

Ninetowns is a PRC software company that enables enterprises and trade- related PRC government agencies to streamline the import/export process in China. Through its scalable enterprise software products and services, Ninetowns' clients have the ability to automate import/export processing over the Internet, which is a more cost-effective and efficient alternative to the traditional paper-based method.

Forward-Looking Statements:

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "project" or "continue" or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains, competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as Ninetowns grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and Ninetowns assumes no duty to update them to reflect new, changing or unanticipated events or circumstances. In particular, the Company expects to confront risks such as (i) the entrance of additional competing software products into the Company's marketplace, (ii) the need for the Company to re- evaluate and change its operating model, and (iii) potential further encouragement by the PRC Inspections Administration of the development of software products that may be competitive with the Company's existing software products, all or any of which may negatively and significantly affect the Company's ability to generate total net revenues in the future.

Contacts:
Lisa Zheng
Investor Relations
Ninetowns Digital World Trade Holdings Limited
(+86-10) 6588-2256
ir@ninetowns.com

David Pasquale, EVP
The Ruth Group
+1-646-536-7006
dpasquale@theruthgroup.com

http://www.ninetowns.com/english

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Source: Ninetowns Digital World Trade Holdings Limited